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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB/A
                                   AMENDMENT #2
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 VOYER TWO, INC.
                 (Name of Small Business Issuer in its charter)


              DELAWARE                                13-4031427
   (State or other jurisdiction of                 (I.R.S. Employer
   incorporation or organization)                 Identification No.)


   317 MADISON AVENUE, SUITE 2310                         10017
         NEW YORK, NEW YORK                             (Zip code)
 (Address of principal executive offices)



                    Issuer's telephone number: (212) 949-9696


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)


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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

                                  THE BUSINESS

       Voyer Two, Inc. (the "Company") was incorporated in Delaware in October 1998 and was formed by Mr. James A. Prestiano, a stockholder, officer, and director of the Company. The Company's principal executive offices are located at 317 Madison Avenue, Suite 2310, New York, NY 10017. The Company has been in the developmental stage since inception and has no operating history other than organizational matters.

       The Company has no operating business. The Company does not intend to develop its own operating business but instead will seek to effect a merger (a "Merger") with a corporation which owns an operating business and wishes to undertake a Merger for its own corporate purposes (a "Merger Target"), generally related to achieving liquidity for its stockholders. The primary activity of the Company currently involves seeking a Merger Target. The Company has not yet selected or entered into any substantive discussions with any potential Merger Target and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company may effect a Merger with a Merger Target which may be financially unstable or in its early stages of development or growth.

       The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation." As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate a Merger Target and consummate a Merger.

       In addition, Mr. Prestiano serves as the sole director and officer of nine other companies (identified in Part I, Item 7 below) that contemplate the same business activities as the Company and thus compete directly with the Company. As a result, there may be a conflict of interest with respect to prospective Merger Targets and presenting the corporate opportunity to the Company. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. As a result of Mr. Prestiano's business associations with multiple companies he will have conflicting interests. Therefore, the Company has agreed that with respect to conflicts of interest amongst these companies related to the allocation of opportunities to negotiate and Merge with Merger Targets, the Company will waive any conflict or claim related to Mr. Prestiano's fiduciary duty. Mr. Prestiano and the Company have no formal plan relating to the allocation of business or Merger opportunities between the Company and the nine other companies, and thus there can be no assurance that any Merger opportunity shall be presented to the Company, as opposed to the nine other Companies.


       Similarly, in general, officers and directors of a corporation incorporated under the laws of the state of Delaware owe certain fiduciary obligations to the shareholders of such corporation. Among these are the duties of fiduciary care and loyalty, prudent business judgment, and the above-mentioned duty regarding the presentation of corporate opportunities. Essentially, officers and directors have a duty to act in a manner so as to advance the financial interests of the corporation and the shareholders. When these obligations or duties are breached, aggrieved shareholders can seek redress through a derivative action brought on behalf of the corporation and occasionally, depending on the facts and circumstances, through suits brought individually. However, with respect to the Company and the nine other companies, each current shareholder was made aware at the time he or she acquired his or her shares of the fact that Mr. Prestiano is the sole officer and director of the Company and the nine other companies (as stated in the offering memorandum pursuant to which each shareholder acquired his or her shares). In addition, each shareholder at the time of his or her acquisition of shares of the Company was required to make an equal investment in each of the other nine companies. Because each shareholder of the Company is also an equal shareholder in each of the nine other companies that compete directly with the Company, no shareholder of the Company would be harmed due to conflicts of interest amongst these companies related to Mr. Prestiano's fiduciary obligations as sole officer and director of each company and/or the allocation of opportunities to negotiate and Merge with Merger Targets.


       The proposed business activities described herein classify the Company as a "blank check" or "blind pool" entity. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in

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their respective jurisdictions. Management does not currently anticipate that any market for its Common Stock will develop until such time, if any, as the Company has successfully implemented its business plan and completed a Merger.

        THERE CAN BE NO ASSURANCES GIVEN THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY LOCATE A MERGER TARGET OR CONSUMMATE A MERGER. STATUTES, REGULATIONS, RULES AND THE POSITIONS OF REGULATORY AUTHORITIES HAVE BEEN BECOMING MORE ADVERSE AND RESTRICTIVE TOWARD SUCH MERGERS AND TOWARD "BLIND POOL" ENTITIES SUCH AS THE COMPANY.

                                  RISK FACTORS

THE COMPANY HAS NO OPERATING HISTORY OR BASIS FOR EVALUATING
PROSPECTS

        The Company was incorporated in October 1998 and has no operating business or plans to develop one and has not, as of the date hereof, identified any Merger Targets. Accordingly, there is only a limited basis upon which to evaluate the Company's prospects for achieving its intended business objectives. To date, the Company's efforts have been limited to organizational activities and an offering of its common stock pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") (the "Private Placement"; see Part II, Item 4-- Recent Sales of Unregistered Securities).

THE COMPANY HAS LIMITED RESOURCES AND NO PRESENT SOURCE OF REVENUES

        The Company has limited resources and has had no revenues to date. In addition, the Company will not achieve any revenues (other than insignificant investment income) until, at the earliest, the consummation of a Merger. Moreover, there can be no assurance that any Merger Target, at the time of the Company's consummation of a Merger, or at any time thereafter, will derive any material revenues from its operations or operate on a profitable basis. Further, in order to avoid status as an "Investment Company" under the Investment Company Act of 1940, the Company will only invest its funds prior to a Merger in limited investments which do not trigger Investment Company status. There can be no assurance that determinations ultimately made by the Company will permit the Company to achieve its business objectives.

THE COMPANY MAY NEED ADDITIONAL FINANCING IN ORDER TO EXECUTE ITS
BUSINESS PLAN

        The Company has had no revenues to date and will be entirely dependent upon its limited available financial resources (consisting primarily of the proceeds of the Private Placement) to implement its business objectives. The Company cannot ascertain with any degree of certainty the capital requirements for the execution of its business plan. In the event that the Company's limited financial resources prove to be insufficient to implement the Company's business plan (because of the size of the Merger or other reasons), the Company may be required to seek additional financing. In addition, in the event of the consummation of a Merger, the Company may require additional financing to fund the operations or growth of the Merger Target.

ADDITIONAL FINANCING MAY NOT BE AVAILABLE TO THE COMPANY IF NEEDED

        There can be no assurance that additional financing, if needed, will be available on acceptable terms, or at all. To the extent that additional financing proves to be unavailable when needed, the Company would, in all likelihood, be compelled to abandon plans of a Merger, and would have minimal capital remaining to pursue other Merger Targets. The failure by the Company to secure additional financing, if needed, could also have a material adverse effect on the continued development or growth of the Merger Target. The Company has no arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the best interests of the Company.

THE COMPANY MAY NOT BE ABLE TO BORROW FUNDS IF NEEDED


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               There currently are no limitations on the Company's ability to borrow funds to increase the amount of capital available to the Company to effect a Merger. However, the limited resources of the Company and lack of operating history will make it difficult to borrow funds. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, the Company's perceived ability to meet debt service on any such borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or sought, would be available on terms deemed to be commercially acceptable by and in the best interests of the Company. The inability of the Company to borrow funds required to effect or facilitate a Merger, or to provide funds for an additional infusion of capital into a Merger Target, may have a material adverse effect on the Company's financial condition and future prospects. Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Merger Target may have already incurred borrowings and, therefore, all the risks inherent thereto.

THE COMPANY IS UNABLE TO ASCERTAIN RISKS RELATING TO THE INDUSTRY AND NATURE OF UNIDENTIFIED MERGER TARGETS

        The Company has not selected any particular industry or Merger Target in which to concentrate its Merger efforts. The director and executive officer of the Company has had no contact or discussions with any entity or representatives of any entity regarding a consummation of a Merger. Accordingly, there is no basis to evaluate the possible merits or risks of the Merger Target or the particular industry in which the Company may ultimately operate, and therefore risks of a currently unascertainable nature may arise when a specific Merger Target and industry is chosen. For example, to the extent that the Company effects a Merger with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of revenues or income), the Company will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that the Company effects a Merger with an entity in an industry characterized by a high level of risk, the Company will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular Merger Target or industry, there can be no assurance that the Company will properly ascertain or assess all such risks.

SCARCITY OF AND COMPETITION FOR MERGER OPPORTUNITIES MAY HINDER THE IDENTIFICATION OF A MERGER TARGET AND THE CONSUMMATION OF A MERGER

        The Company expects to encounter intense competition from other entities having business objectives similar to those of the Company. Many of these entities, including venture capital partnerships and corporations, other blind pool companies, large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive experience in connection with identifying and effecting Mergers directly or through affiliates. Many of these competitors possess greater financial, technical, human and other resources than the Company and there can be no assurance that the Company will have the ability to compete successfully. The Company's financial resources will be limited in comparison to those of many of its competitors. This inherent competitive limitation may compel the Company to select certain less attractive Merger prospects. There can be no assurance that such prospects will permit the Company to achieve its stated business objectives.

THE COMPANY HAS NO CURRENT AGREEMENT WITH ANY POSSIBLE MERGER TARGET AND NO STANDARDS FOR A MERGER, WHICH MAY IMPAIR THE IDENTIFICATION, EVALUATION AND CONSUMMATION OF SUITABLE MERGER OPPORTUNITIES

        The Company has no arrangement, agreement, or understanding with respect to engaging in a Merger with any private entity. There can be no assurance that the Company will successfully identify and evaluate suitable Merger opportunities or conclude a Merger. Management has not identified any particular industry or specific business within an industry for evaluations. Other than issuing shares to its original stockholder and conducting the Private Placement, the Company has never commenced any operational activities. There is no assurance that the Company will be able to negotiate a merger on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a Merger Target to have

                                      -4-
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achieved. Accordingly, the Company may enter into a Merger with a Merger
Target having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

SUCCESS OF THE COMPANY'S BUSINESS PLAN DEPENDS IN LARGE PART UPON THE CONSUMMATION OF A MERGER

        The success of the Company's proposed plan of operation will depend to a great extent on locating and consummating a Merger with a Merger Target. Subsequent to any Merger, the Company's success will depend greatly on the operations, financial condition, and management of the identified Merger Target. While management intends to seek a Merger with a company that has an established operating history, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a Merger, the success of the Company's operations may be dependent upon management of the successor entity together with numerous other factors beyond the Company's control.

THE COMPANY MAY BE SUBJECT TO UNCERTAINTY IN THE COMPETITIVE ENVIRONMENT OF A MERGER TARGET

        In the event that the Company succeeds in effecting a Merger, the Company will, in all likelihood, become subject to intense competition from competitors of the Merger Target. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with greater financial, marketing, technical, human and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Merger Target cannot presently be ascertained. There can be no assurance that, subsequent to a consummation of a Merger, the Company will have the resources to compete effectively in the industry of the Merger Target, especially to the extent that the Merger Target is in a high-growth industry.

PROBABLE LACK OF BUSINESS DIVERSIFICATION DUE TO LIMITED RESOURCES LIMITS THE PROSPECTS FOR THE COMPANY'S SUCCESS

        As a result of the limited resources of the Company, the Company, in all likelihood, will have the ability to effect only a single Merger. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business. Unlike certain entities which have the resources to consummate several Mergers or entities operating in multiple industries or multiple segments of a single industry, it is highly likely that the Company will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. The Company's probable lack of diversification may subject the Company to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which the Company may operate subsequent to the consummation of a Merger. The prospects for the Company's success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of capital investment in and management assistance to the Merger Target by the Company, there can be no assurance that the Merger Target will prove to be commercially viable.

THERE EXIST CONFLICTS OF INTEREST RELATING TO MR. PRESTIANO'S INTER-COMPANY CONFLICTS

        Mr. Prestiano serves as the sole director and officer other companies (identified in Item I, Part 7 below) that contemplate the same business activities as the Company and thus compete directly with the Company. As a result, Mr. Prestiano will have a conflict of interest with respect to prospective Merger Targets and presenting the corporate opportunity to the Company. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. As a result of Mr. Prestiano's business associations with multiple companies he will have conflicting interests. Therefore, the Company has agreed that with respect to conflicts of interest amongst these companies related to the allocation of opportunities to negotiate and Merge with Merger Targets, the Company will waive any conflict or claim related to Mr. Prestiano's fiduciary duty. However, the conflict should be mitigated by the fact that Mr. Prestiano has the same ownership interest in each other company as he does in the Company, and each company (including the Company) has identical stockholders, at least initially. The conflict will be more significant should, at a later date, these facts change.

THERE EXIST CONFLICTS OF INTEREST RELATING TO MR. PRESTIANO'S TIME COMMITMENT TO THE COMPANY


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        Mr. Prestiano is not required to commit his full time to the affairs of the Company and it is likely that he will not devote a substantial amount of time to the affairs of the Company. Mr. Prestiano will have conflicts of interest in allocating management time among various business activities. As a result, the consummation of a Merger may require a greater period of time than if the Company's management devoted their full time to the Company's affairs. However, Mr. Prestiano will devote such time as he deems reasonably necessary to carry out the business and affairs of the Company, including the evaluation of potential Merger Targets and the negotiation and consummation of a Merger and, as a result, the amount of time devoted to the business and affairs of the Company may vary significantly depending upon, among other things, whether the Company has identified a Merger Target or is engaged in active negotiation and consummation of a Merger. Mr. Prestiano is affiliated with nine other companies engaged in business activities similar to those to be conducted by the Company, and may in the future become affiliated with more, and therefore may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, Mr. Prestiano may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any of the foregoing conflicts will be resolved in favor of the Company.

THERE EXIST CONFLICTS OF INTEREST RELATING TO THE COMPENSATION AND REIMBURSEMENT OF MR. PRESTIANO AND AFFILIATES

        Although Mr. Prestiano will receive no compensation for his services as the sole director and/or president of the Company, he and his affiliates will, however, be reimbursed, at-cost, for any expenses incurred in respect of reasonable business expenses of the Company, including in relation to the formation of the Company, the Private Placement, the Registration of the Company and effecting any Merger. This will include reimbursement for the cost of the personnel of Mr. Prestiano or his affiliates (other than Mr. Prestiano himself) to be inclusive of all documented costs of their employment on a reasonable hourly or daily allocation while engaged in activities on behalf of the Company.

THE COMPANY MAY PURSUE A MERGER WITH A MERGER TARGET OPERATING OUTSIDE THE UNITED STATES: SPECIAL ADDITIONAL RISKS RELATING TO DOING BUSINESS IN A FOREIGN COUNTRY

        The Company may effectuate a Merger with a Merger Target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, the Company may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a Merger Target, ongoing business risks result from the internal political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

THE COMPANY DEPENDS UPON A SINGLE EXECUTIVE OFFICER AND DIRECTOR

        The ability of the Company to successfully effect a Merger will be dependent upon the efforts of its executive officer and sole director, Mr. James Prestiano. Notwithstanding the significance of Mr. Prestiano, the Company has not entered into employment agreements or other understandings with Mr. Prestiano concerning compensation or obtained any "key man" life insurance on his life. The loss of the services of Mr. Prestiano could have a material adverse effect on the Company's ability to successfully achieve its business objectives. Mr. Prestiano is not required to commit a substantial amount of his time to the affairs of the Company and, accordingly, may have conflicts of interests in allocating management time among various business activities. The Company will rely upon the expertise of Mr. Prestiano and does not anticipate that it will hire additional personnel. However, if additional personnel are required, there can be no assurance that the Company will be able to retain such necessary additional personnel.

THE COMPANY'S SOLE EXECUTIVE OFFICER AND DIRECTOR HAS LIMITED EXPERIENCE

        Although Mr. Prestiano has experience in buying and selling businesses, he has no prior experience in "blind pool" or "blank check" companies such as the Company, nor has he been a director or officer of any public company.

MR. PRESTIANO HAS CENTRALIZED CONTROL OF THE COMPANY'S AFFAIRS


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        Mr. Prestiano owns 2,000,000 shares of Common Stock of the Company, representing approximately 92% of the issued and outstanding shares of Common Stock and approximately 92% of the voting power of the issued and outstanding shares of Common Stock of the Company. In the election of directors, stockholders are not entitled to cumulate their votes for nominees. Accordingly, as a practical matter, management may be able to elect all of the Company's directors and otherwise direct the affairs of the Company. Additionally, stockholders will only be permitted to vote on a Merger if a stockholder vote is required under Delaware General Corporation Law, and, even if allowed to vote, Mr. Prestiano controls a majority of the stock of the Company, thus effectively giving him control.

THERE EXISTS THE LIKELIHOOD OF A CHANGE IN CONTROL AND MANAGEMENT UPON THE CONSUMMATION OF A MERGER

        It is likely that any Merger will result in control by the Merger Target stockholders and that the stockholders of the Company would retain only a relatively small minority position. Any such Merger may require management of the Company to sell, transfer or cancel all or a portion of the Company's stock held by management, or cause Mr. Prestiano to resign or be removed as executive officer and/or sole director and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

THERE IS LIMITED LIKELIHOOD OF A REGULAR TRADING MARKET FOR THE COMMON STOCK

        A public market for the Common Stock does not exist and there can be no assurance that one will ever develop or if developed will continue. Creation of a public market for the Common Stock depends on (i) acceptance of the Company on an exchange or interdealer quotation system, (ii) filing of a Form 15-c2-11 with NASDAQ for trading on the bulletin board or (iii) registration of the shares through a Registration Statement filed under the Securities Act of 1933, as amended (the "Securities Act"). Such actions may be costly and difficult and could potentially fail. If so, it would substantially hinder the liquidity of the Common Stock. If no market develops, it may be difficult or impossible for the holders of the Common Stock to sell their securities if they should desire to do so. In addition, there are substantial restrictions on the sale or transfer of Common Stock imposed by federal and state security laws, if the shares of Common Stock of the Company are not registered through a Registration Statement. If the shares are registered, there are no assurances that a regular trading market will develop for any of the Common Stock and that if developed any such market will be sustained. It is unlikely any market would develop without a Merger.

THERE EXIST RISKS TO STOCKHOLDERS RELATING TO DILUTION: AUTHORIZATION OF ADDITIONAL SECURITIES AND REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING MERGER

        The Company's Certificate of Incorporation authorizes the issuance of 40,000,000 shares of Common Stock. There are currently 37,830,000 authorized but unissued shares of Common Stock available for issuance. Although the Company has no commitments as of this date to issue any of these 37,830,000 shares of Common Stock, the Company will, in all likelihood, issue a substantial number of additional shares in connection with or following a Merger. To the extent that additional shares of Common Stock are issued, the Company's stockholders would experience dilution of their respective ownership interests in the Company. Additionally, if the Company issues a substantial number of shares of Common Stock in connection with or following a Merger, a change in control of the Company may occur which may affect, among other things, the Company's ability to utilize net operating loss carry forwards, if any. Furthermore, the issuance of a substantial number of shares of Common Stock may adversely affect prevailing market prices, if any, for the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. The Company may use consultants and other third parties providing goods and services, including assistance in the identification and evaluation of potential Merger Targets. These consultants or third parties may be paid in cash, stock, options or other securities of the Company, and the consultants or third parties may be Placement Agents or their affiliates. Mr. Prestiano has the sole discretion to engage consultants and other assistance and to pay partially or in whole with stock or options for stock of the Companies and to raise additional funds by selling securities of the Company which may involve substantial additional dilution to the investors.

REGULATORY AND STATUTORY OBSTACLES MAY HINDER THE COMPANY'S ATTRACTIVENESS TO MERGER CANDIDATES


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        Merger Targets are often companies which wish to become public companies to provide liquidity to their shareholders and possibly enhance their future ability to access the capital markets, without the risk and expense of an initial public offering. While the Merger does not immediately provide significant capital, it does, if the Merger is executed as intended, create a surviving Company which is public, which owns the assets and business of the Merger Target (usually in a subsidiary) and the Merger Targets shareholders end up with stock in the public Company. Management believes that the Company will generally be attractive to Merger Targets if the Company has its Common Stock being quoted by dealers and registered under the Exchange Act. Regulatory and rulemaking authorities have, however, taken steps to make it difficult to enable shell corporations (with no current business other than one similar to the Company's) to have dealer quotations for the securities of such corporations. In order to have dealers quote a bid and ask for the common stock of the Company, in addition to other requirements, the dealer must file a form pursuant to Rule 15c-2(11) promulgated pursuant to the Exchange Act. Regulatory authorities may scrutinize and possibly take action to block quotation by a dealer of stock in a shell company such as the Company. In addition, the regulatory authorities generally will block a dealer from quoting on stock of a company without some significant amount of free trading shares available for trading, often referred to as the "float." All the currently outstanding stock of the Company is held by a small number of shareholders and currently there are no free-trading shares. As a result, there is no assurance that the regulatory authorities will not block the attempt to obtain dealer quotations for the Company's Common Stock.

THE COMPANY'S OUTSTANDING SHARES OF COMMON STOCK ARE NOT IMMEDIATELY ELIGIBLE FOR FUTURE SALE

        None of the 2,170,000 shares of Common Stock outstanding of the Company as of the date of the Registration Statement are eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock to be sold for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No prediction can be made as to the effect, if any, that sales of such shares of Common Stock or the availability of such shares for sale will have on the market prices, if any, for shares of Common Stock prevailing from time to time. Nevertheless, the sale of substantial amounts of Common Stock in the public market would likely adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

THE UNCERTAIN STRUCTURE OF A MERGER MAY RESULT IN RISKS RELATING TO THE MARKET FOR THE COMPANY'S COMMON STOCK

        The Company may form one or more subsidiary entities to effect a Merger and may, under certain circumstances, distribute the securities of subsidiaries to the stockholders of the Company. There cannot be any assurance that a market would develop for the securities of any subsidiary distributed to stockholders or, if it did, any assurance as to the prices at which such securities might trade.

TAXATION CONSIDERATIONS MAY IMPACT THE STRUCTURE OF A MERGER AND POST-MERGER LIABILITIES

        Federal and state tax consequences will, in all likelihood, be major considerations in any Merger the Company may undertake. The structure of a Merger or the distribution of securities to stockholders may result in taxation of the Company, the Merger Target or stockholders. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any Merger so as to minimize the federal and state tax consequences to both the Company and the Merger Target. Management cannot assure that Merger will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

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THE COMPANY MAY BE DEEMED AN INVESTMENT COMPANY AND SUBJECTED TO RELATED
RESTRICTIONS

        The regulatory scope of the Investment Company Act of 1940, as amended (the "Investment Company Act"), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. The Company believes that its anticipated principal activities, which will involve acquiring control of an operating company, will not subject the Company to regulation under the Investment Company Act. Nevertheless, there can be no assurance that the Company will not be deemed to be an investment company, particularly during the period prior to consummation of a Merger. If the Company is deemed to be an investment company, the Company may become subject to certain restrictions relating to the Company's activities, including restrictions on the nature of its investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain burdensome reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of the characterization of the Company as an investment company, the failure by the Company to satisfy such regulatory requirements, whether on a timely basis or at all, would, under certain circumstances, have a material adverse effect on the Company.

THE COMPANY EXPECTS TO PAY NO CASH DIVIDENDS

        The Company does not expect to pay dividends prior to the consummation of a Merger. The payment of dividends after consummating any such Merger, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements, and general financial condition subsequent to consummation of a Merger. The payment of any dividends subsequent to a Merger will be within the discretion of the Company's then Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

THE COMPANY IS AUTHORIZED TO ISSUE PREFERRED STOCK

        The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock (the "Preferred Stock"), with such designations, powers, preferences, rights, qualifications, limitations and restrictions of such series as the Board of Directors, subject to the laws of the State of Delaware, may determine from time to time. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so in the future. As of this date, the Company has no outstanding shares of Preferred Stock.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

        THIS REGISTRATION STATEMENT INCLUDES PROJECTIONS OF FUTURE RESULTS AND FORWARD-LOOKING STATEMENTS. ALL STATEMENTS THAT ARE INCLUDED IN THIS REGISTRATION STATEMENT, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO THE FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISK FACTORS DESCRIBED IN ITEM
1. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WILL OCCUR, AND THAT THESE JUDGMENTS OR ASSUMPTIONS WILL PROVE CORRECT, THAT UNFORESEEN DEVELOPMENTS WILL NOT OCCUR OR THAT THE COMPANY'S ASSUMPTIONS CONCERNING FUTURE DEVELOPMENTS WILL NOT CHANGE.

                                PLAN OF OPERATION

GENERAL

        The Company's plan is to seek, investigate, and if such investigation warrants, consummate a Merger with one or more Merger Targets desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any Merger. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of proposed plan of operation and Mergers under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

        The Company may seek a Merger with an entity which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a Merger may involve merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

        The Company is filing this Form 10-SB on a voluntary basis because the primary attraction with the Company as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any merger or other combination will most likely result in the Company issuing significant number of common shares, which would create a substantial dilution to the existing stockholders.

        Selecting a Merger Target will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous entities seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all stockholders, and other items. Potential Merger Targets may exist in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such Merger Targets extremely difficult and complex.

        The Company has insufficient capital with which to provide the owners of Merger Targets significant cash or other assets. Management believes the Company will offer owners of Merger Targets the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a Merger or acquisition transaction for the owners of a Merger Target.

        The Company will not restrict its search for any specific kind of Merger Target, and may merge with an entity which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a Merger.

SELECTION AND EVALUATION OF  MERGER TARGETS

        Management of the Company will have complete discretion and flexibility in identifying and selecting a prospective Merger Target. In connection with its evaluation of a prospective Merger Target, management anticipates that it will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of facilities, as well as a review of financial, legal and other information which will be made available to the Company.

        Under the Federal securities laws, public companies must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, each Company will only be able to effect a Merger with a prospective Merger Target that has available audited financial statements or has financial statements which can be audited

        The time and costs required to select and evaluate a Merger Target (including conducting a due diligence review) and to structure and consummate the Merger (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and corporation laws) cannot presently be ascertained with any degree of certainty. The Company's current executive officer and director intends to devote only a small portion of his time to the affairs of the Company and, accordingly, consummation of a Merger may require a greater period of time than if the Company's management devoted his full time to the Company's affairs. While no current steps have been taken nor agreements reached, the Company may engage consultants and other third parties providing goods and services, including assistance in the identification and evaluation of potential Merger Targets. These consultants or third parties may be paid in cash, stock, options or other securities of the Company, and the consultants or third parties may be placement agents or their affiliates.

        The Company will seek potential Merger Targets from all known sources and anticipates that various prospective Merger Targets will be brought to its attention from various non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, other members of the financial community and affiliated sources, including, possibly, the Company's executive officer, director and his affiliates. While the Company has not yet ascertained how, if at all, it will advertise and promote itself, the Company may elect to publish advertisements in financial or trade publications seeking potential business acquisitions. While the Company does not presently anticipate engaging the services of professional firms that specialize in finding business acquisitions on any formal basis, the Company may engage such firms in the future, in which event the Company may pay a finder's fee or other compensation. In no event, however, will the Company pay a finder's fee or commission to the officer and director of the Company or any entity with which he is affiliated for such service. Moreover, in no event shall the Company issue any of its securities to any officer, director or promoter of the Company, or any of their respective affiliates or associates, in connection with activities designed to locate a Merger Target.

        In analyzing prospective Merger Targets, management may consider, among other factors, such matters as;


        1)     the available technical, financial and managerial resources
        2)     working capital and other financial requirements
        3)     history of operation, if any
        4)     prospects for the future
        5)     present and expected competition
        6) the quality and experience of management services which may be available and the depth of that management
        7) the potential for further research, development or exploration
        8) specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company
        9)     the potential for growth or expansion
        10)    the potential for profit
        11) the perceived public recognition or acceptance of products, services or trades
        12)    name identification


        Merger opportunities in which the Company may participate will present certain risks, many of which cannot be adequately identified prior to selecting a specific opportunity. The Company's stockholders must, therefore, depend on Management to identify and evaluate such risks. The investigation of specific Merger opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific Merger opportunity the cost therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific Merger opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

        There can be no assurance that the Company will find a suitable Merger Target. If no such Merger Target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

STRUCTURING  AND FINANCING OF A MERGER

        As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of Mergers. The Company will evaluate the possible tax consequences of any prospective Merger and will endeavor to structure a Merger so as to achieve the most favorable tax treatment to the Company, the Merger Target and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to the Company's tax treatment of a particular consummated Merger. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Merger, there may be adverse tax consequences to the Company, the Merger Target and their respective stockholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular Merger.

        The Company may utilize available cash and equity securities in effecting a Merger. Although the Company has no commitments as of this date to issue any shares of Common Stock or options or warrants, other than those already issued in the Private Placement, each Company will likely issue a substantial number of additional shares in connection with the consummation of a Merger, probably in most cases equal to nine or more times the amount held by the Company's stockholders prior to the Merger. The Company may have to effect reverse stock splits prior to any Merger. To the extent that such additional shares are issued, dilution to the interests of a Company's stockholders will occur. Additionally, a change in control of the Company may occur which may affect, among other things, the Company's ability to utilize net operating loss carryforwards, if any.

        There currently are no limitations on each Company's ability to borrow funds to effect a Merger. However, the Company's limited resources and lack of operating history may make it difficult to borrow funds. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, potential lenders' evaluation of the Company's ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. The Company has no arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in the best interests of the Company. The inability of the Company to borrow funds required to effect or facilitate a Merger, or to provide funds for an additional infusion of capital into a Merger Target, may have a material adverse effect on the Company's financial condition and future prospects, including the ability to effect a Merger. To the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Merger Target may have already incurred debt financing and, therefore, all the risks inherent thereto.

COMPETITION FOR MERGER OPPORTUNITIES

        The Company is, and will continue to be, an insignificant participant in the business of seeking a Merger with a Merger Target. The Company expects to encounter intense competition from other entities having business objectives similar to those of the Company. Many of these entities, including venture capital partnerships and corporations, other blind pool companies, large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive experience in connection with identifying and effecting Mergers directly or through affiliates. Many of these competitors possess greater financial, technical, human and other resources than the Company and there can be no assurance that the Company will have the ability to compete successfully. The Company's financial resources will be limited in comparison to those of many of its competitors. This inherent competitive limitation may compel the Company to select certain less attractive Merger prospects. There can be no assurance that such prospects will permit the Company to achieve its stated business objectives.

YEAR 2000 COMPLIANCE

        The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

EQUIPMENT AND EMPLOYEES

        The Company has no operating business and thus no equipment and no employees, and the Company does not expect to acquire any equipment or employees. The Company does not intend to develop its own operating business but instead will seek to effect a Merger with a Merger Target.

ITEM 3.  DESCRIPTION OF PROPERTY

        The Company neither owns nor leases any real property at this time. Pursuant to an oral agreement with The Law Offices of James A. Prestiano, Esq, a firm controlled by James Prestiano, the Company's President, majority stockholder and founder, the Company utilizes and will continue to utilize the office space of such firm as its principal executive office. Such office is located at 317 Madison Avenue, Suite 2310, New York, NY 10017, telephone:
(212) 949-9696, facsimile: (212) 949-9241.

        The Company has not invested in any real property at this time nor does the Company intend to do so. The Company has no formal policy with respect to investments in real estate or investments with persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of this date, with respect to Common Stock of the Company owned by James A. Prestiano, the sole director and officer of the Company, and the only individual who owns more than 5% of the outstanding and voting Common Stock.




                                                    SHARES          PERCENT
                                                 BENEFICIALLY       OF CLASS
               NAME                                 OWNED          OUTSTANDING
----------------------------------             -----------------   -----------
James A. Prestiano(1)                               2,000,000(2)         92.17%
All Officers and Directors as a group               2,000,000            92.17%
(one person)


---------------------------

(1)     The address for Mr. Prestiano is c/o the Company, 317 Madison
        Avenue, Suite 2310, New York, NY 10017, telephone: (212) 949-
        9696, facsimile: (212) 949-9241.
(2) Mr. Prestiano has sole voting and investment power with respect to the shares shown.

        A Merger will, in all likelihood, result in stockholders of the Merger Target obtaining a controlling interest in the Company. Any such Merger may require management of the Company to sell, transfer or cancel all or a portion of the Company's stock held by management, or cause Mr. Prestiano to resign or be removed as executive officer and/or sole director and a corresponding reduction in or elimination of his participation in the future affairs of the Company

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth information concerning the sole director, executive officer of the Company:


Name                      Age      Title
----                      ---      -----
James A. Prestiano        35       President, Secretary, and Sole Director



       MR. JAMES A. PRESTIANO, age 35, is the sole director, president, and secretary of the Company. Mr. Prestiano is the principal of the Law Offices of James A. Prestiano. Mr. Prestiano practices law in New York, New York and specializes in securities, corporate and business matters. Mr. Prestiano has practiced law in New York since 1993. From 1990 to 1993, Mr. Prestiano was a Staff Attorney at the Northeast Regional Office of the United States Securities and Exchange Commission. Mr. Prestiano is a graduate of St. Johns University, where he received a B.A. degree in 1987 and a law degree in 1990.

       The Company currently has no employees.

       Mr. Prestiano is not required to commit his full time to the affairs of the Company and it is likely that he will not devote a substantial amount of time to the affairs of the Company. Mr. Prestiano will have conflicts of interest in allocating management time among various business activities. As a result, the consummation of a Merger may require a greater period of time than if the Company's management devoted their full time to the Company's affairs. However, Mr. Prestiano will devote such time as he deems reasonably necessary to carry out the business and affairs of the Company, including the evaluation of potential Merger Targets and the negotiation and consummation of a Merger and, as a result, the amount of time devoted to the business and affairs of the Company may vary significantly depending upon, among other things, whether the Company has identified a Merger Target or is engaged in active negotiation and consummation of a Merger.

ITEM 6.  EXECUTIVE COMPENSATION

       James A. Prestiano is the sole officer and director of the Company. Mr. Prestiano receives no compensation for his services as the sole director and/or president and secretary of the Company. Mr. Prestiano and his affiliates will, however, be reimbursed, at-cost, for any reasonable business expenses of the Company, including those incurred in connection with the formation of the Company, the Private Placement, the preparation and filing of this Registration statement, and effecting any Merger. This will include reimbursement for the cost of the personnel of Mr. Prestiano or his affiliates (other than Mr. Prestiano himself) to be inclusive of all documented costs of their employment on a reasonable hourly or daily allocation while engaged in activities on behalf of the Company.

       While the Company does not presently anticipate engaging the services of professional firms that specialize in finding business acquisitions on any formal basis, the Company may engage such firms in the future, in which event the Company may pay a finder's fee or other compensation. In no event, however, will the Company pay a finder's fee or commission to the officer and director of the Company or any entity with which he is affiliated for such service. Moreover, in no event shall the Company issue any of its securities to any officer, director or promoter of the Company, or any of their respective affiliates or associates, in connection with activities designed to locate a Merger Target.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       To this date, the Company has had no operating business and engaged in no transactions in which Mr. Prestiano has had any direct or indirect material interest. Should the Company engage in any such transaction in the future, Mr. Prestiano's interest therein would arise only from his ownership of Common Stock of the Company and would receive no extra or special benefit that was not shared equally (pro rata) by all holders of Common Stock of the Company.


       In addition to the Company, Mr. Prestiano serves as the sole director and officer of other companies that contemplate the same business activities as the Company and thus compete directly with the Company. Including the Company, these companies are: Algiers Resources, Inc.; Balstron Corporation; Daliprint, Inc.; Hartscup Corporation; Mayall Partners, Inc.; PSLRA, Incorporated; Regal Acquisitions, Inc.; Spacial Corporation; Voyer One, Inc.; and Voyer Two, Inc. The following table sets forth pertinent information regarding these ten companies (including the Company):




NAME OF THE                 STATUS OF THE            MR. PRESTIANO'S              CONSIDERATION PAID         STATUS OF THE
  COMPANY                    COMPANY'S              POSITION WITH AND              AND RECEIVED BY           COMPANY'S BUSINESS
                            REGISTRATION             TIME COMMITMENT              MR. PRESTIANO FROM             OPERATIONS
                             STATEMENT                TO THE COMPANY               THE COMPANY AND
                                                                                   MR. PRESTIANO'S
                                                                                     PERCENTAGE
                                                                                    OWNERSHIP OF
                                                                                    THE COMPANY

Voyer Two, Inc.             This is the                Mr. Prestiano is           In October of 1998,        The Company currently
(the Company)               Company's                  the sole director          Mr. Prestiano,             has no arrangement,
                            Registration               and the sole               as founder of              agreement, or
                            Statement,                 officer (President,        the company,               understanding with
                            as amended                 Secretary, and             paid $100 for              respect to engaging
                            (Amendment                 Chief Financial            2,000,000 shares           in a Merger with any
                            Number 2)                  Officer) of                of the company's           private entity, nor
                            (file number               the Company.               common stock.              have any fees been
                            0-26649).                                             Mr. Prestiano              paid by the company
                                                       Mr. Prestiano              has neither                to any individual
                                                       will devote                paid to nor                or entity in
                                                       such time as               received from              connection with the
                                                       he deems                   the Company                identification of any
                                                       reasonably                 any other                  Merger Targets.
                                                       necessary to               consideration.
                                                       carry out
                                                       the business               Mr. Prestiano
                                                       and affairs                is the owner
                                                       of the Company.            pf 92.17% of
                                                                                  the Company's
                                                                                  currently
                                                                                  outstanding
                                                                                  common stock.

ALGIERS RESOURCES,          The form of                Same as above.             Same as above.             Same as above.
INC.                        the company's
                            Form 10-SB
                            registration
                            statement
                            (file number
                            0-26627) is
                            identical to
                            this Registration
                            Statement,
                            as amended.
                            Amendment
                            Number 1 to
                            the company's
                            registration
                            statement
                            was filed
                            September 20,
                            1999, and
                            Amendment
                            Number


                                      -15-

                            2 is being
                            filed
                            concurrently
                            herewith.

BALSTRON                    Same as above,                   Same as above.             Same as above.             Same as above.
CORPORATION                 except that
                            the file
                            number is
                            0-26633.

DALIPRINT, INC.             Same as above,                   Same as above.             Same as above.             Same as above.
                            except that
                            the file
                            number is
                            0-26635.

HARTSCUP                    Same as above,                   Same as above.             Same as above.             Same as above.
CORPORATION                 except that
                            the file
                            number is
                            0-26637.

MAYALL PARTNERS,            Same as above,                   Same as above.             Same as above.             Same as above.
INC.                        except that
                            the file
                            number is
                            0-26639.

PSLRA,                      Same as above,                   Same as above              Same as above.             Same as above.
INCORPORATED                except that
                            the file
                            number is
                            0-26641.

SPACIAL CORPORATION         Same as above,                    Same as above.            Same as above.             Same as above.
                            except that
                            the file
                            number is
                            0-26645.

VOYER ONE, INC.             Same as above,                    Same as above.            Same as above.             Same as above.
                            except that
                            the file
                            number is
                            0-26647.

REGAL ACQUISITIONS,         Same as above,                   Same as above.             Same as above.             Same as above.
INC.                        except that
                            the file
                            number is
                            0-26643.





       As a result of his role as the sole officer and director of these ten companies, Mr. Prestiano will have a conflict of interest with respect to prospective Merger Targets and presenting the corporate opportunity to the Company. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation, and the laws of the state of Delaware further provide rights and remedies to shareholders in the event such duty is breached. As a result of Mr. Prestiano's business associations with multiple companies he will have conflicting interests. Therefore, the Company has agreed that with respect to conflicts of interest amongst these companies related to the allocation of opportunities to negotiate and Merge with Merger Targets, the Company will waive any conflict or claim related to Mr. Prestiano's fiduciary duty. However, the conflict should be mitigated by the fact that Mr. Prestiano has the same ownership interest in each other company as he does in the Company, and each company (including the Company) has identical stockholders, at least initially. The conflict will be more significant should, at a later date, these facts change.


       Prior to his involvement with the Company, Mr. Prestiano has not been involved in any "blind pool" or "blank check" offerings. Mr. Prestiano is affiliated with nine other companies engaged in business activities similar to those to be conducted by the Company, and may in the future become affiliated with more, and therefore may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As described above, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, Mr.

Prestiano may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any of the foregoing conflicts will be resolved in favor of the Company.


       Similarly, in general, officers and directors of a corporation incorporated under the laws of the state of Delaware owe certain fiduciary obligations to the shareholders of such corporation. Among these are the duties of fiduciary care and loyalty, prudent business judgment, and the above-mentioned duty regarding the presentation of corporate opportunities. Essentially, officers and directors have a duty to act in a manner so as to advance the financial interests of the corporation and the shareholders. When these obligations or duties are breached, aggrieved shareholders can seek redress through a derivative action brought on behalf of the corporation and occasionally, depending on the facts and circumstances, through suits brought individually. However, with respect to the Company and the nine other companies, each current shareholder was made aware at the time he or she acquired his or her shares of the fact that Mr. Prestiano is the sole officer and director of the Company and the nine other companies (as stated in the offering memorandum pursuant to which each shareholder acquired his or her shares). In addition, each shareholder at the time of his or her acquisition of shares of the Company was required to make an equal investment in each of the other nine companies. Thus, because each shareholder of the Company is also an equal shareholder in each of the nine other companies that compete directly with the Company, no shareholder of the Company would be harmed due to conflicts of interest amongst these companies related to Mr. Prestiano's fiduciary obligations as sole officer and director of each company and/or the allocation of opportunities to negotiate and Merge with Merger Targets.


        Mr. Prestiano and the Company have no formal plan relating to the allocation of business or Merger opportunities between the Company and the nine other companies, and thus there can be no assurance that any Merger opportunity shall be presented to the Company, as opposed to the nine other Companies.

ITEM 8. DESCRIPTION OF SECURITIES

       Under the Company's Certificate of Incorporation, the authorized capital stock of the Company consists of 45,000,000 shares, of which 40,000,000 shares are Common Stock and 5,000,000 shares of Preferred Stock.

COMMON STOCK

       The Company is authorized to issue 40,000,000 shares of Common Stock, $0.001 par value per share, of which 2,170,000 shares were outstanding as of June 15, 1999. The holders of outstanding Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The Company has no present intention of paying dividends on its Common Stock. Upon liquidation, dissolution or winding up of the Company, and subject to the priority of any outstanding Preferred Stock, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock at the time outstanding. No holder of shares of Common Stock has a preemptive right to subscribe to future issuances of securities by the Company. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to stockholders.

PREFERRED STOCK

       Each Company is authorized to issue 5,000,000 shares of Preferred Stock, of which no shares are currently outstanding. The Company's Board of Directors is authorized to issue the Preferred Stock in one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividends rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting rights of the holders of Common Stock and could have certain anti-takeover effects.

REGISTRATION RIGHTS AND LOCK-UP

        The outstanding shares of Common Stock have certain registration rights and are subject to certain lock-up restrictions described in Part II,
Item 1. of this Registration Statement.

ANTI-TAKEOVER PROVISIONS

       The Company may become subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, such statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person become an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT

       The Company acts as its own transfer agent for its Common Stock.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

NO PUBLIC MARKET

       The Company's Common Stock is currently not traded on any public trading market. Management does not currently anticipate that any market for its Common Stock will develop until such time, if any, as the Company has successfully implemented its business plan and completed a Merger.

       The authorized capital stock of the Company consists of 45,000,000 shares, of which 40,000,000 shares have been designated Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value. At June 15, 1999, there were 2,170,000 shares of Common Stock outstanding and held of record by nine stockholders.

COMMON EQUITY SUBJECT TO OUTSTANDING OPTIONS OR WARRANTS

       In connection with the Private Placement described in Part II, Item 4 below, each placement agent received a portion of its compensation in the form of warrants to purchase the number of shares of Common Stock of the Company equal to 30% of the Common Stock of the Company sold by such placement agent in the Private Placement at an initial exercise price of $0.255 per share (subject to anti-dilution adjustment in certain circumstances). Warrants (the "Placement Agent Warrant") to purchase an aggregate of 51,000 shares of Common Stock (subject to anti-dilution adjustment in certain circumstances) were issued in connection with the Private Placement. The Private Placement Warrants are exercisable for a period of seven years commencing April 19, 1999 and terminating April 19, 2006. The Placement Agent Warrants have a provision for net cashless exercise whereby the holder will be entitled to receive upon exercise the number of shares of Common Stock otherwise issuable upon such exercise, less the number of shares of Common Stock having an aggregate current market value on the date of exercise equal to the exercise price per share multiplied by the number of shares of Common Stock for which the Placement Agent Warrants are being exercised. The shares of Common Stock issuable upon exercise of the Placement Agent Warrants are subject to the terms of the lock-up described below and have the same registration rights as purchasers of Shares in the Private Placement.

DIVIDENDS

       The Company does not expect to pay dividends prior to the consummation of a Merger. The payment of dividends after consummating any such Merger, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements, and general financial condition subsequent to consummation of a Merger. The payment of any dividends subsequent to a Merger will be within the discretion of the Company's then Board of Directors and may be subject to restrictions under the terms of any debt or other financing arrangements that the Company may enter into in the future. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE; LOCK-UP

       None of the 2,170,000 shares of Common Stock outstanding as of June 15, 1999 are eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act until one year from the date of issuance (October 1999). In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock to be sold for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

       Management believes that potential Merger Targets will be sensitive to the amount of Common Stock of a company which might become free trading at one time. In order to address that problem the Common Stock that was sold in the Private Placement is subject to the following restriction, with the understanding that Management will seek to free the Common Stock from this specific restriction in the shortest time and maximum amount possible consistent with achieving, if possible, an attractive Merger. Prior to (i) the consummation of a Merger by the Company and (ii) either the expiration of relevant holding periods under Rule 144 promulgated pursuant to the Securities Act or registration of the Common Stock, purchasers of the Common Stock sold in the Private Placement may not sell, pledge, assign or otherwise transfer or hypothecate any Common Stock of the Company. Further, pursuant to a lock-up agreement incorporated into the subscription documents executed by investors in the Private Placement, after such registration and Merger, if attained, fifty percent (50%) of all Common Stock of the merged- Company purchased in the Private Placement by each holder may not be sold, pledged, assigned or otherwise transferred or hypothecated for a period of six (6) months from the closing of any Merger and the remaining fifty percent (50%) of the Common Stock of the merged- Company purchased in the Private Placement by such holder will be similarly restricted for a period of twelve (12) months from the closing of any Merger (the "Lock-up").

       In addition, Mr. Prestiano has agreed to restrict his 2,000,000 shares of Common Stock in the Company pursuant to the same provisions as the Lock-up, subject to release on the same percentage basis. All shares underlying the Placement Agent Warrants are also subject to the Lock-up. In order to release any stockholder from the terms of the Lock-up, all other stockholders must be proportionately released

REGISTRATION RIGHTS

       Each investor in the Private Placement was required to enter into certain subscription documents (collectively, the "Subscription Documents"), including a Subscription Agreement (and related Subscription Supplement, Lock-Up and Registration Rights Agreement, to which each subscriber is bound by executing the Subscription Agreement). The Subscription Documents granted investors certain registration rights. In particular, the Subscription Documents required that, subsequent to any Merger, the Company use its best efforts to file a Registration Statement under the Securities Act to register the Common Stock of the Company sold in the Private Placement, subject to certain Lock-up provisions described in Part II of this Registration Statement.

ITEM 2.  LEGAL PROCEEDINGS.

       The Company is not subject to any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       NOT APPLICABLE.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

       In October 1998, James A. Prestiano, the Company's founder, sole director and officer, acquired 2,000,000 shares of Common Stock for aggregate consideration of $100 in connection with the formation of the Company. The shares were issued without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.

       Commencing November 1, 1998, and ending March 31, 1999, the Company conducted an offering of its Common Stock (the "Private Placement"), in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act and Regulation D (Rule 506) promulgated under the Securities Act. The Company offered on a "best efforts" basis directly and through a Placement Agent, Tradeway Securities Group, Inc., a member of the National Association of Securities Dealers, Inc., a maximum of 225,000 shares of Common Stock at an offering price of $0.25 per share, to investors who were "accredited investors" as defined in the Securities Act, and who met certain additional standards set forth by the Company. An aggregate of 170,000 shares of Common Stock were sold in the Private Placement to a total of eight accredited investors for gross proceeds of $42,500. In addition, on April 19, 1999, the Company issued Placement Agent Warrants to purchase 51,000 shares of Common Stock.

       The Company is one of the following ten companies in which investors in the Private Placement were required to make an equal investment: Algiers Resources, Inc.; Balstron Corporation; Daliprint, Inc.; Hartscup Corporation; Mayall Partners, Inc.; PSLRA, incorporated; Regal Acquisitions, Inc.; Spacial Corporation; Voyer One, Inc.; and Voyer Two, Inc.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company's Certificate of Incorporation (the "Certificate") and Bylaws include provisions that eliminate the directors' personal liability for monetary damages to the fullest extent possible under Delaware Law or other applicable law (the "Director Liability Provision"). The Director Liability Provision eliminates the liability of directors to the Company and its stockholders for monetary damages arising out of any violation by a director of his fiduciary duty of due care. Under Delaware Law, however, the Director Liability Provision does not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or any transaction from which the director derived an improper benefit. Furthermore, pursuant to Delaware Law, the limitation on liability afforded by the Director Liability Provision does not eliminate a director's personal liability for breach of the director's duty of due care. Although the directors would not be liable for monetary damages to the corporation or its stockholders for negligent acts or omissions in exercising their duty of due care, the directors remain subject to equitable remedies, such as actions for injunction or rescission, although these remedies, whether as a result of timeliness or otherwise, may not be effective in all situations. With regard to directors who also are officers of the Company, these persons would be insulated from liability only with respect to their conduct as directors and would not be insulated from liability for acts or omissions in their capacity as officers.

       Delaware Law provides a detailed statutory framework covering indemnification of directors, officers, employees or agents of the Company against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors, officers, employees or agents. Section 145 of the Delaware General Corporation Law ("Section 145") provides that a director, officer, employee or agent of a corporation (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director has been adjudged liable to the corporation.

       Delaware Law also permits a corporation to elect to indemnify its officers, directors, employees and agents under a broader range of circumstances than that provided under Section 145. The Certificate contains a provision that takes full advantage of the permissive Delaware indemnification laws (the "Indemnification Provision") and provides that the Company is required to indemnify its officers, directors, employees and agents to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary, provided, however, that prior to making such discretionary indemnification, the Company must determine that the person acted in good faith and in a manner he or she believed to be in the best interests of the Company and, in the case of any criminal action or proceeding, the person had no reason to believe his or her conduct was unlawful.

       In furtherance of the objectives of the Indemnification Provision, the Company may also enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Certificate and Bylaws. Such indemnification agreements may be necessary to attract and retain qualified directors and executive officers.

       The inclusion of provisions limiting the liability of the Company's officers and directors may have the effect of reducing the likelihood of derivative litigation against the officers and directors in the future and may discourage or deter stockholders or management from bringing a lawsuit against the officers and directors for breach of their duty of care, even though such action, if successful, might otherwise have benefited the Company and its stockholders.

                                    PART F/S

       The financial statements and supplemental data required by Item 310 of Regulation S-B are attached hereto

                                 VOYER TWO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                       FOR THE PERIOD FROM OCTOBER 6, 1998
                      (INCEPTION) TO DECEMBER 31, 1998 AND
                              THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1999 (UNAUDITED)

                                                              VOYER TWO, INC.
                                                (A DEVELOPMENT STAGE COMPANY)
                                                                     CONTENTS
                         DECEMBER 31, 1998 AND SEPTEMBER 30, 1999 (UNAUDITED)

-------------------------------------------------------------------------------


                                                                                                            Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                            1

FINANCIAL STATEMENTS

     Balance Sheets                                                                                           2

     Statements of Operations                                                                                 3

     Statements of Stockholders' Deficit                                                                      4

     Statements of Cash Flows                                                                                 5

     Notes to Financial Statements                                                                          6 - 8


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
Voyer Two, Inc.

We have audited the accompanying balance sheet of Voyer Two, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' deficit, and cash flows for the period from October 6, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voyer Two, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from October 6, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Singer Lewak Greenbaum & Goldstein LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 17, 1999

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                  BALANCE SHEETS
                            DECEMBER 31, 1998 AND SEPTEMBER 30, 1999 (UNAUDITED)

--------------------------------------------------------------------------------


                                                          ASSETS

                                                                                  December 31,       September 30,
                                                                                      1998               1999
                                                                                ---------------    ----------------
                                                                                                     (unaudited)
ASSETS
     Cash                                                                       $           100    $         30,812
     Common stock subscription receivable                                                 4,500                   -
     Prepaid expenses                                                                     1,888                 985
                                                                                ---------------    ----------------

                      TOTAL ASSETS                                              $         6,488    $         31,797
                                                                                ===============    ================


                                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Due to stockholder                                                         $         3,076    $              -
     Accrued expenses                                                                        50                 624
                                                                                ---------------    ----------------

         Total current liabilities                                                        3,126                 624
                                                                                ---------------    ----------------

STOCKHOLDERS' EQUITY
     Preferred stock, $0.001 par value
         5,000,000 shares authorized
         no shares issued and outstanding                                                     -                   -
     Common stock, $0.001 par value
         40,000,000 shares authorized
         2,020,000 and 2,170,000 (unaudited) shares
              issued and outstanding                                                      2,020               2,170
     Additional paid-in capital                                                           2,580              36,180
     Contributed capital - stock warrants outstanding                                         -               2,813
     Deficit accumulated during the development stage                                    (1,238)             (9,990)
                                                                                ---------------    ----------------

                  Total stockholders' equity                                              3,362              31,173
                                                                                ---------------    ----------------

                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $         6,488    $         31,797
                                                                                ===============    ================


   The accompanying notes are an integral part of these financial statements.

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF OPERATIONS
           FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO DECEMBER 31, 1998,
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED), AND FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------


                                                          For the                                     For the
                                                        Period from                                 Period from
                                                         October 6,              For the             October 6,
                                                             1998              Nine Months              1998
                                                       (Inception) to             Ended             (Inception) to
                                                         December 31,          September 30,        September 30,
                                                             1998                  1999                  1999
                                                       ----------------      ----------------      ----------------
                                                                               (unaudited)           (unaudited)
OPERATING EXPENSES                                     $          1,238      $          8,752      $          9,990
                                                       ----------------      ----------------      ----------------

NET LOSS                                               $         (1,238)     $         (8,752)     $         (9,990)
                                                       ================      ================      ================


BASIC AND DILUTED
   LOSS PER COMMON SHARE                               $         (0.001)     $         (0.004)     $         (0.005)
                                                       ================      ================      ================

   WEIGHTED-AVERAGE COMMON SHARES
     OUTSTANDING                                               2,013,953             2,151,140            2,117,911
                                                       =================     =================     ================


   The accompanying notes are an integral part of these financial statements.

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                              STATEMENTS OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO DECEMBER 31, 1998 AND
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------


                                                                                       Contributed           Deficit
                                                                                        Capital -          Accumulated
                                                                     Additional           Stock            during the
                                               Common Stock            Paid-In          Warrants          Development
                                            Shares       Amount        Capital         Outstanding            Stage        Total
                                            ----------  ----------    ---------        -----------        -------------   --------
BALANCE, OCTOBER 6, 1998 (INCEPTION)             -       $     -       $       -         $       -          $      -       $     -

SALE OF COMMON STOCK                         2,020,000     2,020           2,580                                             4,600

NET LOSS                                                                                                      (1,238)       (1,238)
                                             ----------  ----------    ---------         ---------          ---------     --------

BALANCE, DECEMBER 31, 1998                   2,020,000      2,020          2,580                 -            (1,238)        3,362

SALE OF COMMON STOCK (unaudited)               150,000        150         33,600                                            33,750

ISSUANCE OF STOCK WARRANTS (unaudited)                                                       2,813                           2,813

NET LOSS (unaudited)                                                                                          (8,752)       (8,752)
                                             ----------  ----------    ---------        ----------          ---------     --------

     BALANCE, SEPTEMBER 30, 1999 (UNAUDITED)  2,170,000   $ 2,170      $  36,180        $    2,813         $  (9,990)     $ 31,173
                                             ==========  ==========    =========        ==========         ==========     ========


   The accompanying notes are an integral part of these financial statements.

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF CASH FLOWS
           FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO DECEMBER 31, 1998,
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED), AND FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO SEPTEMBER 30, 1999 (UNAUDITED)

--------------------------------------------------------------------------------


                                                            For the                                       For the
                                                          Period from                 For the           Period from
                                                        October 6, 1998             Nine Months       October 6, 1998
                                                        (Inception) to                 Ended           (Inception) to
                                                         December 31,              September 30,        September 30,
                                                             1998                      1999                 1999
                                                        ----------------      ---------------------  ------------------
                                                                                    (unaudited)          (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                           $        (1,238)      $        (8,752)        $      (9,990)
     Adjustments to reconcile net loss to
         net cash used in operating activities
              Stock warrants outstanding                              -                 2,813                 2,813
     Change in
         Prepaid expenses                                        (1,888)                  903                  (985)
         Accrued expenses                                            50                   574                   624
                                                       ----------------      ----------------      ----------------

Net cash used in operating activities                            (3,076)               (4,462)               (7,538)
                                                       ----------------      ----------------      ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash received for common stock                                 100                38,250                38,350
         Due to stockholder                                       3,076                (3,076)                    -
                                                       ----------------      ----------------      ----------------

Net cash provided by financing activities                         3,176                35,174                38,350
                                                       ----------------      ----------------      ----------------

Net increase in cash                                                100                30,712                30,812

CASH, BEGINNING OF PERIOD                                             -                   100                     -
                                                       ----------------      ----------------      ----------------

CASH, END OF PERIOD                                    $            100      $         30,812      $         30,812
                                                       ================      ================      ================


   The accompanying notes are an integral part of these financial statements.

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
           FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO DECEMBER 31, 1998,
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED), AND FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO SEPTEMBER 30, 1999 (UNAUDITED)
                                            (THE INFORMATION WITH RESPECT TO THE
                             NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED.)
-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION AND LINE OF BUSINESS
         Voyer Two, Inc. (the "Company") was incorporated on October 6, 1998 in the State of Delaware. The Company is in the development stage, and its intent is to operate as a capital market access corporation and to acquire one or more existing businesses through merger or acquisition. The Company has had no significant business activity to date.

         BASIS OF PRESENTATION
         In the opinion of management, the interim financial statements include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations, and cash flows.

         START-UP COSTS
         Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-Up Activities," these costs have been expensed as incurred.

         ESTIMATES
         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         LOSS PER SHARE
         During the period from October 6, 1998 (inception) to December 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing the loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
           FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO DECEMBER 31, 1998,
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED), AND FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO SEPTEMBER 30, 1999 (UNAUDITED)
                                            (THE INFORMATION WITH RESPECT TO THE
                             NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED.)
-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INCOME TAXES
         The Company uses the asset and liability method of accounting for income taxes. The asset and liability method accounts for deferred income taxes by applying enacted statutory rates in effect for periods in which the difference between the book value and the tax bases of assets and liabilities are scheduled to reverse. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws or rates. Because the Company is in the development stage and has incurred a loss from operations, no benefit is realized for the tax effect of the net operating loss carryforward due to the uncertainty of its realization.


NOTE 2 - STOCKHOLDERS' EQUITY

         The subscription receivable of $4,500 at December 31, 1998 was collected in January 1999.

         The subscription receivable represents amounts received in a master bank account for which the President/Director of the Company is the sole signatory. This account serves as an escrow account. Funds are transferred from this bank account to the Company's bank account, net of placement agent's fees for common stock subscribed and any amount paid on behalf of the Company.


NOTE 3 - WARRANTS OUTSTANDING (UNAUDITED)

         On April 19, 1999, warrants to purchase 51,000 shares of the Company's common stock, par value $0.001, were issued to the placement agent at an exercise price of $0.255 per share. The shares vest immediately and can be exercised within seven years from the date of issuance of the warrants. The fair value of the warrants at the date of issuance was approximately $2,813 based on the fair value of the placement agent's services, less cash paid. As of September 30, 1999, the warrants were still outstanding.


NOTE 4 - RELATED PARTY TRANSACTIONS

         The Company owed $3,076 and $0 (unaudited) at December 31, 1998 and September 30, 1999, respectively, to the President/Director of the Company.

                                                                 VOYER TWO, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
           FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO DECEMBER 31, 1998,
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED), AND FOR THE PERIOD FROM OCTOBER 6, 1998 (INCEPTION) TO SEPTEMBER 30, 1999 (UNAUDITED)
                                            (THE INFORMATION WITH RESPECT TO THE
                             NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED.)
-------------------------------------------------------------------------------


NOTE 5 - YEAR 2000 ISSUE

         The Company is conducting a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an implementation plan to resolve the Issue.

         The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

         Based on the review of the computer systems, management does not believe the cost of implementation will be material to the Company's financial position and results of operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


EXHIBIT NUMBER                              DESCRIPTION                                               PAGES
2.1                                         Certificate of Incorporation

2.2                                         Bylaws

3.1                                         Form of Private Placement Warrant

3.1                                         Form of Subscription Supplement, Lock-Up and
                                            Registration Rights Agreement executed by investors in
                                            the Private Placement

3.3                                         Form of Subscription Agreement executed by investors in
                                            the Private Placement

6.1                                         Placement Agent Agreement

27                                          Financial Data Schedule


                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VOYER TWO, INC.


                                          By:      \s\ James A. Prestiano
                                                  -----------------------------
                                                  James A. Prestiano, President
                                                  and Director

                                          Dated:  December 20, 1999